Flamel Technologies Announces Increase in Cash Position; Second Quarter 2011 Results

LYON, France—July 25, 2011 --Flamel Technologies (Nasdaq:FLML) today announced its financial results for the second quarter of 2011. Highlights during the second quarter included:

•	Two agreements disclosed in April and signed with two pharmaceutical partners for development of three new small molecule formulations:

o	Two Trigger Lock formulations of controlled release pain medications are being developed with a single partner;

o
A controlled release formulation that leverages recent advances made on the Company’s Micropump platform is being developed of an already marketed molecule used to treat certain central nervous system indications.

•	Joint development agreements for controlled release formulations of four new molecular entities with Theralpha and Digna Biotech; and

•	Increase of the Company’s cash position to $33 million from $26 million at the end of the first quarter, 2011 and versus $33.7 million at the end of the second quarter, 2010.

“Flamel continues to move forward its portfolio of collaborations with major pharmaceutical companies and we look forward to sharing updates on a number of our key projects through the remainder of the year.   The execution of new deals, higher Coreg CR™ microparticle sales, and aggressive cost containment led to a further strengthening of our cash position in the quarter,” said Stephen H. Willard, chief executive officer of Flamel Technologies.  “We remain confident that our platforms can solve key issues for partners, as well as enable Flamel to develop its own internal pipeline of high-value products to deliver better medicines for patients.”

Flamel reported total revenues in the second quarter 2011 of $6.8 million, compared to $7.5 million in the year-ago period.  License and research revenues were $2.5 million versus $3.3 million in the second quarter of 2010.  Product sales and services in the current quarter increased to $2.3 million versus $1.9 million in the second quarter of 2010. Other revenues during the current quarter, including royalties on the sale of Coreg CR™, were $2.0 million versus $2.4 million in the year-ago period.

Costs and expenses during the second quarter of 2011 were $(10.4) million versus $(12.2) million in the year-ago period. Costs of goods and services sold in the quarter totaled $(1.9) million versus $(1.6) million in the second quarter of 2010.  Research and development expenses were $(5.9) million versus $(7.9) million in the second quarter of 2010. SG&A declined to $(2.5) million from $(2.8) million in the year-ago period.

Net loss in the second quarter of 2011 was $(3.5) million, compared to a net loss of $(4.3) million in the second quarter of 2010.  Net loss per share (basic) for the second quarter of 2011 was ($0.14), compared to a net loss per share (basic) in the year-ago period of ($0.18).

For the first half of 2011, Flamel reported total revenues of $13.5 million versus $15.6 million in the first half of 2010. License and research revenues during the period were $5.7 million versus $6.7 million in the year-ago period.  Product sales and services during the first six months of 2011 were $3.9 million versus $4.2 million in the first half of 2010. Other revenues during the first six months of 2011 were $3.9 million versus $4.7 million in the year-ago period.

During the first half of 2011, total costs and expenses were $(22.1) million, versus $(24.4) million in the year-ago period. Costs of goods and services sold in the first half of 2011 totaled $(3.3) million versus $(3.5) million in the year-ago period. Research and development expenses during the first half of 2011 were $(13.7) million versus $(15.1) million during the year-ago period. SG&A for the first six months of 2011 amounted to $(5.1) million versus $(5.7) million in the year-ago period.

Net loss in the first half of 2011 was $(8.4) million, compared to a net loss of $(8.3) million in the first half of last year. Net loss per share (basic) for the first half of 2011 was $(0.34), compared to net loss per share (basic) in the year-ago period of $(0.34).

A conference call to discuss earnings is scheduled for 8:30 AM,  EDT July 26, 2011. The dial-in number (for investors in the U.S. and Canada) is 888-417-8463; the conference ID number is 4267669.  International investors are invited to dial +1 719-325-2206.

The conference call will also be webcast.  The webcast may be accessed at www.flamel.com.

Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is currently the subject of a Phase 2 trial in HCV patients.  The Company has developed approved products and manufactures Micropump-based microparticles. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including Baxter, GlaxoSmithKline (Coreg CR®, carvedilol phosphate), Merck Serono (long-acting interferon beta) and Pfizer. Additional information can be found at www.flamel.com.

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:                      + (33) (0)4-7278-3434
Fax:                      + (33) (0)4-7278-3435
Marlio@flamel.com

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010.

Schedule attached

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
Revenue:
License and research revenue	$3,305	$2,482	$6,746	$5,696
Product sales and services	1,860	2,290	4,165	3,914
Other revenues	2,350	1,981	4,691	3,907
Total revenue	7,515	6,753	15,602	13,517
Costs and expenses:
Cost of goods and services sold	(1,585)	(1,934)	(3,510)	(3,305)
Research and development	(7,861)	(5,946)	(15,122)	(13,704)
Selling, general and administrative	(2,797)	(2,528)	(5,728)	(5,054)
Total	(12,243)	(10,408)	(24,360)	(22,063)

Loss from operations	(4,728)	(3,655)	(8,758)	(8,546)

Interest income net	105	197	217	325
Foreign exchange gain (loss)	201	20	215	(220)
Other income	85	42	88	141

Income (loss) before income taxes	(4,337)	(3,396)	(8,238)	(8,300)
Income tax benefit (expense)	47	(63)	(76)	(86)
Net loss	$(4,290)	$(3,459)	$(8,314)	$(8,386)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.18)	$(0.14)	$(0.34)	$(0.34)
Diluted earnings (loss) per share	$(0.18)	$(0.14)	$(0.34)	$(0.34)

Weighted average number of shares outstanding (in thousands) :

Basic	24,408	24,646	24,375	24,646
Diluted	24,408	24,646	24,375	24,646